Exhibit 23.2

Consent of Independent Auditor

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Asure Software, Inc. of our report dated September 12, 2012, relating to our audits of the consolidated financial statements of PeopleCube Holding BV d/b/a PeopleCube as of and for the years ended December 31, 2011 and 2010, included in Amendment No. 1 to the Current Report on Form 8-K/A filed by Asure Software, Inc. on September 24, 2012. Our report dated September 12, 2012 relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to PeopleCube Holding BV d/b/a PeopleCube’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.

/s/ McGladrey LLP

Boston, Massachusetts
December 12, 2012